SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 11-K



                      ANNUAL REPORT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



For  the  fiscal  year  ended  December  31,  1997

Commission  file  number:  1-11793

A. Full title of the Plan and address of the Plan, if different from that of the issuer named below:

               The  Dial  Corporation  401(k)  Plan  for  Hourly  Employees

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

               THE  DIAL  CORPORATION
               15501  NORTH  DIAL  BOULEVARD
               SCOTTSDALE,  ARIZONA  85260-1619


                    SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, The Dial Corporation 401(k) Plan for Hourly Employees has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                         THE  DIAL  CORPORATION
                         401(k)  PLAN  FOR  HOURLY  EMPLOYEES

                         By   \s\  Susan  J.  Riley
                              Susan  J.  Riley
                              Senior  Vice  President  Chief  Financial  Officer

DATE:      June  24,  1998

                        THE DIAL CORPORATION 401(k) PLAN
                              FOR HOURLY EMPLOYEES



           Financial Statements for the Years Ended December 31, 1997 and 1996, Supplemental Schedules for the Year Ended December 31, 1997, and Independent Auditors' Report

THE  DIAL  CORPORATION
401(K)  PLAN  FOR  HOURLY  EMPLOYEES

TABLE  OF  CONTENTS
-------------------


                                                                 Page

INDEPENDENT  AUDITORS'  REPORT                                    1


FINANCIAL  STATEMENTS  AS  OF  DECEMBER  31,  1997  AND  1996
  AND  FOR  THE  THREE  YEARS  ENDED  DECEMBER  31,  1997:

     Net  Assets  Available  for  Benefits                        2

     Changes  in  Net  Assets  Available  for  Benefits           3

     Notes  to  Financial  Statements                             4-12


SUPPLEMENTAL  SCHEDULES  AS  OF
  DECEMBER  31,  1997  AND  FOR  THE  YEAR  THEN  ENDED:

     Assets  Held  for  Investment  Purposes                     13

     Reportable  Transactions                                    14

EXHIBIT  24  -  INDEPENDENT  AUDITORS'  CONSENT                  15

INDEPENDENT  AUDITORS'  REPORT


Plan  Administrator  and
Plan  Participants  of
The  Dial  Corporation  401(k)  Plan  for  Hourly  Employees
Phoenix,  Arizona

We have audited the accompanying statements of net assets available for benefits of The Dial Corporation 401(k) Plan for Hourly Employees (the "Plan"), formerly The Dial Consumer Products Group 401(k) Plan for Hourly Employees of Fort Madison and Aurora, as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for each of the years three years in the period ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules for the year ended December 31, 1997 on pages 13 and 14 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1997 financial statements and, in our opinion, are fairly stated, in all material respects when considered in relation to the basic financial statements taken as a whole.


\s\  Deloitte  &  Touche  LLP
Deloitte  &  Touche  LLP

Phoenix,  Arizona
June  5,  1998


THE  DIAL  CORPORATION
401(K)  PLAN  FOR  HOURLY  EMPLOYEES

STATEMENTS  OF  NET  ASSETS  AVAILABLE  FOR  BENEFITS
DECEMBER  31,  1997  AND  1996
------------------------------


ASSETS . . . . . . . . . . . . . . . . . . .         1997         1996

INVESTMENTS AT FAIR VALUE:
  Shares of registered investment companies:
    Vanguard Windsor II Fund . . . . . . . .  $10,105,300  $ 6,957,048
    T. Rowe Price Stable Value Fund. . . . .    3,823,135    3,312,154
    Vanguard GMA Fund. . . . . . . . . . . .    1,371,815    1,146,238
  Common stock:
    The Dial Corporation Common Stock Fund .    2,059,598    1,088,706
    FINOVA Group Inc. Common Stock Fund. . .      160,746      107,308
    Viad Corp Common Stock Fund. . . . . . .    1,119,115    1,013,058
  Participant notes receivable . . . . . . .      381,284      354,374
                                              -----------  -----------

             Total investments at fair value   19,020,993   13,978,886

DIVIDENDS RECEIVABLE . . . . . . . . . . . .       13,018       10,806

CONTRIBUTIONS RECEIVABLE . . . . . . . . . .       42,430       27,108
                                              -----------  -----------

NET ASSETS AVAILABLE FOR BENEFITS. . . . . .  $19,076,441  $14,016,800
                                              ===========  ===========


See  notes  to  financial  statements.

















THE  DIAL  CORPORATION
401(K)  PLAN  FOR  HOURLY  EMPLOYEES

STATEMENTS  OF  CHANGES  IN  NET  ASSETS  AVAILABLE  FOR  BENEFITS
YEARS  ENDED  DECEMBER  31,  1997,  1996  AND  1995
---------------------------------------------------



                                                          1997         1996         1995

ADDITIONS:
 Contributions:
    Employer. . . . . . . . . . . . . . . . . . .  $   175,374  $   154,467  $   119,283
    Employee pre-tax. . . . . . . . . . . . . . .    1,783,376    1,661,313    1,296,899
    Employee after-tax. . . . . . . . . . . . . .      102,709       85,118       59,932
                                                   -----------  -----------  -----------

         Total contributions. . . . . . . . . . .    2,061,459    1,900,898    1,476,114
                                                   -----------  -----------  -----------

  Investment income:
    Dividends . . . . . . . . . . . . . . . . . .    1,043,962      610,129      370,891
    Interest. . . . . . . . . . . . . . . . . . .      242,322      205,813      177,633
    Net appreciation in fair value of investments    2,286,385      934,868    1,557,968
                                                   -----------  -----------  -----------

        Total investment income . . . . . . . . .    3,572,669    1,750,810    2,106,492
                                                   -----------  -----------  -----------

  Transfer of assets. . . . . . . . . . . . . . .            -        7,669    1,151,904
                                                   -----------  -----------  -----------

        Total additions . . . . . . . . . . . . .    5,634,128    3,659,377    4,734,510

DEDUCTIONS - Benefits paid to participants. . . .      574,487      535,272      666,518
                                                   -----------  -----------  -----------

NET INCREASE. . . . . . . . . . . . . . . . . . .    5,059,641    3,124,105    4,067,992

NET ASSETS AVAILABLE FOR BENEFITS,
 BEGINNING OF YEAR. . . . . . . . . . . . . . . .   14,016,800   10,892,695    6,824,703
                                                   -----------  -----------  -----------

NET ASSETS AVAILABLE FOR BENEFITS,
 END OF YEAR. . . . . . . . . . . . . . . . . . .  $19,076,441  $14,016,800  $10,892,695
                                                   ===========  ===========  ===========

See notes to financial statements.






THE  DIAL  CORPORATION
401(K)  PLAN  FOR  HOURLY  EMPLOYEES

NOTES  TO  FINANCIAL  STATEMENTS
YEARS  ENDED  DECEMBER  31,  1997  AND  1996
--------------------------------------------

1.          DESCRIPTION  OF  THE  PLAN

     The following brief description of The Dial Corporation 401(k) Plan for Hourly Employees (the "Plan"), formerly The Dial Consumer Products Group 401(k) Plan for Hourly Employees at Fort Madison and Aurora, is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

     The Plan, commonly known as the Planning Retirement Income Management Earnings Plan ("PRIME"), was established October 1, 1991. Employees of certain facilities of The Dial Corporation (the "Company") who are covered by a collective bargaining agreement are eligible to participate in the Plan after completing at least 1,000 hours of service in a twelve consecutive month period. Employees are able to contribute to the Plan by reducing their wages on a pre-tax basis, and make after-tax contributions, subject to certain limitations.

     The Plan is subject to various regulations, particularly those under Internal Revenue Code Section 401(k) and the Employee Retirement Income Security Act of 1974 ("ERISA").

a. Investment Programs - Contributions to the Plan are invested by the Plan's trustee, T. Rowe Price, at the designation of the participants. The Plan has offered participants the following funds in which to invest pre-tax, after-tax and rollover deposits.

1) VANGUARD WINDSOR II FUND - This fund invests in the common stock of selected companies. The fair value of the fund is dependent upon the market value of the stocks. Any dividends received are reinvested.

2) T. ROWE PRICE STABLE VALUE FUND - This fund invests in a diversified portfolio of Guaranteed Investment Contracts ("GIC") issued by insurance companies, bank investment contracts issued by financial institutions, and strategic investment contracts issued by insurance companies, financial institutions and other entities. Income is earned based upon a blended interest rate determined by the various investments and is reinvested. The fair value of the fund approximates contract value which includes contributions made, plus interest at blended rates, less withdrawals by participants. Crediting interest rates for the fund's underlying GICs ranged from 4.77% to 8.41% for 1997 and 4.75% to 8.41% for 1996, allowing for a blended rate of return for the fund of 6.64% and 6.41%, for 1997 and 1996, respectively.

3) VANGUARD GMA FUND - This fund invests primarily in Government National Mortgage Association ("GNMA") certificates. These securities represent ownership in pools of approved mortgage loans which provide a yield based on the ratios of return of the GNMA holdings that comprise the portfolio. The fair value of the fund is dependent upon fluctuations in market conditions.

4) THE DIAL CORP COMMON STOCK FUND - This fund invested in the common stock of The Dial Corp, and any dividends paid on the stock were reinvested in the fund. On August 15, 1996, The Dial Corporation ("Dial") was spun off from Viad Corp ("Viad") formerly The Dial Corp. Effective August 15, 1996, participants in this fund received an equal number of shares or partial shares of The Dial Corporation Common Stock and Viad Corp Common Stock for every share or partial share of The Dial Corp stock they held in their accounts. As of August 15, 1996, this fund was closed and all assets were transferred to the Dial and Viad Common Stock Funds.

5) THE DIAL CORPORATION COMMON STOCK FUND - This fund invests in the common stock of Dial, and any dividends paid on the stock are reinvested in the fund. The fair value of this fund is dependent upon the fluctuations in the market value of Dial stock.

6) FINOVA GROUP INC. ("FINOVA") COMMON STOCK FUND - This fund invests in the common stock of FINOVA. Due to this fund being closed to additional contributions, any dividends paid on the stock are reinvested according to the participant's contribution mix. The fair value of this fund is dependent upon the fluctuation in the market value of FINOVA stock.

7) VIAD CORP COMMON STOCK FUND - This fund invests in the common stock of Viad. Due to this fund being closed to additional contributions, any dividends paid on the stock are reinvested according to the participant's contribution mix. The fair value of this fund is dependent upon the fluctuation in the market value of Viad stock.

b. Contributions - Voluntary wage reductions may be elected by the employee. These pre-tax reductions are contributed to the Plan and may range from 1% to 12% of compensation. Company matching contributions will be 25% of wage reductions up to a certain maximum contribution per week. Each employee may elect an after-tax contribution of between 1% and 10% of compensation. No Company matching contributions are made based on after-tax contributions. All contributions are limited to the applicable amounts as prescribed by the Internal Revenue Code. Company matching contributions are invested by T. Rowe Price pursuant to the investment elections of the participant.

c. Payment of Benefits - Benefits are paid to participants upon termination from the Company, disablement, retirement or death.

d. Participant Loans and Hardship Withdrawals - Effective September 1, 1995, the Plan was amended to allow participants covered by the collective bargaining agreements at Fort Madison and Aurora to borrow against their 401(k) account balances in an amount not to exceed the lesser of 50% of their vested balance or $50,000. The applicable interest rate is determined by the committee responsible for administering the Plan and shall be equal to the prime rate in effect the first business day of the preceding month for the subsequent quarter. Loans shall be repaid in equal installments over a period of up to five years, except for loans for purchasing a home which can be repaid over a maximum of 15 years. Withdrawals of employee wage reduction contributions, after-tax contributions and rollover deposits, may be made by the participant in the event of a qualified financial hardship, subject to certain tax penalties. Such withdrawals will only be considered necessary to satisfy a financial hardship if all nontaxable loans available under the Plan have already been obtained.

e. Vesting - All contributions to the Plan are 100% vested and nonforfeitable at all times.

f. Participant Accounts - For each participant, various accounts are maintained to record wage reduction contributions, Company matching contributions, after-tax contributions, participant rollover deposits transferred to the Plan, dividend and interest income and the net appreciation/depreciation in the fair value of Plan investments. The benefit to which a participant is entitled is the total benefit which can be provided from the combined amount of these participant accounts less participant loans.

g. Plan Administration - The Plan is administered by the Retirement Committee comprised of at least three persons appointed by the Board of Directors. Expenses incidental to the operation of the Plan may be paid by the Plan or directly by the Company. For the years ended December 31, 1997, 1996, and 1995, Plan expenses were paid directly by the Company.

h. Plan Termination - While it is the Company's intention to continue the Plan, the Company has the right to terminate the Plan provided that any employer contributions due at the termination date have been paid.

2.          SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

Significant  accounting  policies  are  as  follows:

a. Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting.

b. Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Common stock is valued at its quoted market price. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

c.          Payment  of  Benefits  -  Benefits  are  recorded  when  paid.

d. Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

3.          NET  ASSETS  BY  FUND

The  following  tables present the net assets of the Plan by fund as of December
31,  1997  and  1996:

STATEMENT  OF  NET  ASSETS  AVAILABLE  FOR  BENEFITS  WITH  FUND  INFORMATION
DECEMBER  31,  1997




                                                  T. ROWE                   THE DIAL
                                                  PRICE       FIXED         CORPORATION
                                     VANGUARD     STABLE      VANGUARD      COMMON
                                     WINDSOR      VALUE       GMA           STOCK
                                     II FUND      FUND        FUND          FUND
                                     -----------  ----------  ------------  ----------

ASSETS

Investments at fair value:
  Shares of registered
   investment companies:
    Vanguard Windsor II Fund. . . .  $10,105,300
    T. Rowe Price Stable Value Fund               $3,823,135
    Vanguard GMA Fund . . . . . . .                           $  1,371,815
  Common stock:
    The Dial Corporation. . . . . .                                         $ 2,059,598
    FINOVA Group Inc.   . . . . . .
   Viad Corp. . . . . . . . . . . .
  Participant notes receivable. . .
Dividends receivable. . . . . . . .                                               7,823
Contributions receivable. . . . . .       19,943       7,963         4,540        9,984
                                     -----------  ----------  ------------   ----------

NET ASSETS AVAILABLE
  FOR BENEFITS                       $10,125,243  $3,831,098  $  1,376,355   $2,077,405
                                     ===========  ==========  ============   ==========





                                         FINOVA        VIAD
                                       GROUP INC.      CORP
                                         COMMON       COMMON        PARTICIPANT
                                         STOCK         STOCK         NOTES
                                         FUND          FUND         RECEIVABLE          TOTAL
                                       ----------    ----------     -----------      -----------
ASSETS

Investments at fair value:
  Shares of registered
   investment companies:
    Vanguard Windsor II Fund. . . .                                                  $10,105,300
    T. Rowe Price Stable Value Fund                                                    3,823,135
    Vanguard GMA Fund . . . . . . .                                                    1,371,815
  Common stock:
    The Dial Corporation. . . . . .                                                    2,059,598
    FINOVA Group Inc.   . . . . . .    $ 160,746                                         160,746
    Viad Corp . . . . . . . . . . .                   $1,119,115                       1,119,115
  Participant notes receivable. . .                                 $ 381,284            381,284
Dividends receivable. . . . . . . .          455           4,740                          13,018
Contributions receivable. . . . . .                                                       42,430

NET ASSETS AVAILABLE                   ----------     ----------    ---------        -----------
  FOR BENEFITS                         $ 161,201      $1,123,855    $ 381,284        $19,076,441
                                       ==========     ==========    =========        ===========



STATEMENT  OF  NET  ASSETS  AVAILABLE  FOR  BENEFITS  WITH  FUND  INFORMATION
DECEMBER  31,  1996




                                                 T. ROWE                    THE DIAL
                                                 PRICE       FIXED         CORPORATION
                                     VANGUARD    STABLE      VANGUARD        COMMON
                                     WINDSOR     VALUE       GMA             STOCK
                                     II FUND     FUND        FUND            FUND
                                     ----------  ----------  ------------  -----------

ASSETS

Investments at fair value:
  Shares of registered
   investment companies:
    Vanguard Windsor II Fund. . . .  $6,957,048
    T. Rowe Price Stable Value Fund              $3,312,154
    Vanguard GMA Fund . . . . . . .                          $  1,146,238
  Common stock:
    The Dial Corporation. . . . . .                                        $1,088,706
    FINOVA Group Inc.   . . . . . .
    Viad Corp . . . . . . . . . . .
  Participant notes receivable. . .
Dividends receivable. . . . . . . .                                             5,705
Contributions receivable. . . . . .      11,832       6,004         3,439       5,833
                                     ----------  ----------  ------------  ----------


NET ASSETS AVAILABLE
  FOR BENEFITS. . . . . . . . . . .  $6,968,880  $3,318,158  $  1,149,677  $1,100,244
                                     ==========  ==========  ============  ==========





                                           FINOVA           VIAD
                                         GROUP  INC.        CORP
                                           COMMON          COMMON        PARTICIPANT
                                            STOCK           STOCK           NOTES
                                            FUND            FUND         RECEIVABLE           TOTAL
                                         -----------    -----------      -----------    -----------
ASSETS

Investments  at  fair  value:
  Shares  of  registered
   investment  companies:
    Vanguard Windsor II Fund. . . .                                                     $ 6,957,048
    T. Rowe Price Stable Value Fund                                                       3,312,154
    Vanguard GMA Fund . . . . . . .                                                       1,146,238
  Common  stock:
    The Dial Corporation. . . . . .                                                       1,088,706
    FINOVA Group Inc.   . . . . . .          107,308                                        107,308
    Viad Corp . . . . . . . . . . .                      $1,013,058                       1,013,058
  Participant notes receivable. . .                                      $  354,374         354,374
Dividends receivable. . . . . . . .              134          4,967                          10,806
Contributions receivable. . . . . .                                                          27,108
                                          ----------     ----------      ----------     -----------

NET  ASSETS  AVAILABLE
  FOR  BENEFITS                           $  107,442     $1,018,025      $  354,374     $14,016,800
                                          ==========     ==========      ==========     ===========

4.          FUND  INFORMATION

Employer contributions, employee pre-tax contributions, employee after-tax contributions, dividend income, interest income, net appreciation (depreciation) in fair value of investments, transfer of assets and benefits paid to participants are as follows for the years ended December 31, 1997, 1996 and 1995:




Employer contributions: . . . . . . . . . . .        1997        1996         1995
                                               ----------  -----------  ----------
 Vanguard Windsor II Fund . . . . . . . . . .  $   77,872  $   63,331   $   45,229
 T. Rowe Price Stable Value Fund. . . . . . .      42,938      42,028       37,039
 Vanguard GMA Fund. . . . . . . . . . . . . .      20,085      19,449       16,458
 The Dial Corp Common Stock Fund. . . . . . .           -      16,595       20,557
 The Dial Corporation Common Stock Fund . . .      34,479      12,383            -
 Viad Corp Common Stock Fund. . . . . . . . .           -         681            -
                                               ----------  -----------  ----------
    Total . . . . . . . . . . . . . . . . . .  $  175,374  $  154,467   $  119,283
                                               ==========  ===========  ==========


Employee pre-tax contributions
 Vanguard Windsor II Fund . . . . . . . . . .  $  836,103  $  725,506   $  530,474
 T. Rowe Price Stable Value Fund. . . . . . .     414,011     421,163      391,125
 Vanguard GMA Fund. . . . . . . . . . . . . .     190,559     195,008      162,908
 The Dial Corp Common Stock Fund. . . . . . .           -     171,946      212,392
 The Dial Corporation Common Stock Fund . . .     342,703     140,195            -
 Viad Corp Common Stock Fund. . . . . . . . .           -       7,495            -
                                               ----------  -----------  ----------
    Total . . . . . . . . . . . . . . . . . .  $1,783,376  $1,661,313   $1,296,899
                                               ==========  ===========  ==========

Employee after-tax contributions:
 Vanguard Windsor II Fund . . . . . . . . . .  $   58,068  $   41,800   $   23,855
 T. Rowe Price Stable Value Fund. . . . . . .      23,393      21,467       19,173
 Vanguard GMA Fund. . . . . . . . . . . . . .       7,406       6,845        5,416
 The Dial Corp Common Stock Fund. . . . . . .           -       8,600       11,488
 The Dial Corporation Common Stock Fund . . .      13,842       6,024            -
 Viad Corp Common Stock Fund. . . . . . . . .           -         382            -
                                               ----------  -----------  ----------
    Total . . . . . . . . . . . . . . . . . .  $  102,709  $   85,118   $   59,932
                                               ==========  ===========  ==========


Dividend income:
 Vanguard Windsor II Fund . . . . . . . . . .  $  906,870  $  486,473   $  283,668
 Vanguard GMA Fund. . . . . . . . . . . . . .      86,783      76,222       64,432
 The Dial Corp Common Stock Fund. . . . . . .           -      24,954       21,470
 The Dial Corporation Common Stock Fund . . .      28,832      10,696            -
 FINOVA Group Inc. Common
   Stock Fund . . . . . . . . . . . . . . . .       1,978       1,693        1,321
 Viad Corp Common Stock Fund. . . . . . . . .      19,499      10,091            -
                                               ----------  -----------  ----------
    Total . . . . . . . . . . . . . . . . . .  $1,043,962  $  610,129   $  370,891
                                               ==========  ===========  ==========

 Interest income:
  T. Rowe Price Stable Value Fund . . . . . .  $  215,002  $  185,415   $  177,109
  Participant Notes Receivable. . . . . . . .      27,320      20,398          524
                                               ----------  -----------  ----------
    Total . . . . . . . . . . . . . . . . . .  $  242,322  $  205,813   $  177,633
                                               ==========  ===========  ==========

Net appreciation (depreciation) in fair value
  of investments:
 Vanguard Windsor II Fund . . . . . . . . . .  $1,462,064  $  809,756   $1,053,674
 Vanguard GMA Fund. . . . . . . . . . . . . .      26,127     (21,098)      79,179
 The Dial Corp Common Stock Fund. . . . . . .           -    (435,098)     394,433
 The Dial Corporation Common Stock Fund . . .     561,755     246,081            -
 FINOVA Group Inc. Common
   Stock Fund . . . . . . . . . . . . . . . .      57,575      27,426       30,682
 Viad Corp Common Stock Fund. . . . . . . . .     178,864     307,801            -
                                               ----------  -----------  ----------
    Total . . . . . . . . . . . . . . . . . .  $2,286,385  $  934,868   $1,557,968
                                               ==========  ===========  ==========

Transfer of assets:
 Vanguard Windsor II Fund . . . . . . . . . .  $        -  $    5,673   $  526,192
 T. Rowe Price Stable Value Fund. . . . . . .           -         802      207,113
 Vanguard GMA Fund. . . . . . . . . . . . . .           -           -      131,545
 The Dial Corp Common Stock Fund. . . . . . .           -           -      275,367
 The Dial Corporation Common Stock Fund . . .           -       1,194            -
 FINOVA Group Inc. Common
   Stock Fund . . . . . . . . . . . . . . . .           -           -       11,687
                                               ----------  -----------  ----------
    Total . . . . . . . . . . . . . . . . . .  $        -  $    7,669   $1,151,904
                                               ==========  ===========  ==========

Benefits paid to participants:
 Vanguard Windsor II Fund . . . . . . . . . .  $  309,448  $  213,085   $  145,237
 T. Rowe Price Stable Value Fund. . . . . . .     152,729     190,568      389,827
 Vanguard GMA Fund. . . . . . . . . . . . . .      42,180      40,995       74,250
 The Dial Corp Common Stock Fund. . . . . . .           -      43,286       55,200
 The Dial Corporation Common Stock Fund . . .      41,198      20,687            -
 FINOVA Group Inc. Common
   Stock Fund . . . . . . . . . . . . . . . .       2,227       5,088        2,004
 Viad Corp Common Stock Fund. . . . . . . . .      23,455      21,563            -
 Participant Notes Receivable . . . . . . . .       3,250           -            -
                                               ----------  -----------  ----------
    Total . . . . . . . . . . . . . . . . . .  $  574,487  $  535,272   $  666,518
                                               ==========  ===========  ==========

5.          RELATED  PARTY  TRANSACTIONS

Plan investments include shares of the T. Rowe Price Stable Value Fund managed by T. Rowe Price. T. Rowe Price is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

6.          FEDERAL  INCOME  TAX  STATUS

The Plan obtained its latest determination letter on March 12, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.


THE  DIAL  CORPORATION
401(K)  PLAN  FOR  HOURLY  EMPLOYEES

SUPPLEMENTAL  SCHEDULE
DECEMBER  31,  1997
-------------------


ITEM  27A  -  SCHEDULE  OF  ASSETS  HELD  FOR  INVESTMENT  PURPOSES



       COLUMN B                   COLUMN C                            COLUMN D     COLUMN E
--------------------------------  ----------------------------------  -----------  -----------
                                  Description of Investment
    Identity of Issue, . . . . .  Including Collateral, Rate of
 Borrower, Lessor or . . . . . .  Interest, Maturity Date,                         Current
     Similar Party . . . . . . .  Par or Maturity Value               Cost         Value
--------------------------------  ----------------------------------  -----------  -----------

Vanguard Windsor II Fund . . . .  Mutual Fund (353,085 shares)        $ 7,091,050  $10,105,300
T. Rowe Price Stable Value Fund.  GIC Fund (3,823,135 shares)           3,823,135    3,823,135
Vanguard GMA Fund. . . . . . . .  Mutual Fund (131,526 shares)          1,339,730    1,371,815
The Dial Corporation . . . . . .  Common Stock (98,960 shares)          1,294,341    2,059,598
FINOVA Group Inc.. . . . . . . .  Common Stock (3,235 shares)              22,029      160,746
Viad Corp. . . . . . . . . . . .  Common Stock (57,948 shares)            667,769    1,119,115
Participant Notes Receivable . .  Participant loans
                                  (Interest at 8.25% to 9.00%,
                                   maturing from 1998 to 2012).           381,284      381,284
                                                                      -----------  -----------

   Total . . . . . . . . . . . .  Total assets held for investment
                                  purposes . . . . . . . . . .        $14,619,338  $19,020,993
                                                                      ===========  ===========


THE  DIAL  CORPORATION
401  (K)  PLAN  FOR  HOURLY  EMPLOYEES

SUPPLEMENTAL  SCHEDULE
YEAR  ENDED  DECEMBER  31,  1997

ITEM  27D  -  SCHEDULE  OF  REPORTABLE  TRANSACTIONS



    COLUMN A . . . . . .  COLUMN B     COLUMN C     COLUMN D    COLUMN G    COLUMN H   COLUMN I
      IDENTITY . . . . .  DESCRIPTION  PURCHASE     SELLING     COST OF     CURRENT
          OF . . . . . .  OF           PRICE        PRICE       ASSET       VALUE OF    NET
       PARTY . . . . . .  ASSET                                             ASSET ON   GAIN
     INVOLVED. . . . . .                                                   TRANSACTION  OR
                                                                              DATE     (LOSS)

SINGLE TRANSACTIONS
------------------------
Vanguard Windsor II Fund  Mutual Fund  $   845,225              $ 845,225  $  845,225

SERIES OF TRANSACTIONS
------------------------
Vanguard Windsor II Fund  Mutual Fund    2,140,645              2,140,645   2,140,645

Vanguard Windsor II Fund  Mutual Fund               $ 453,518     296,656     453,518  $ 156,862

T. Rowe Price
  Stable Value Fund. . .  GIC Fund         795,310                795,310     795,310

T. Rowe Price
  Stable Value Fund. . .  GIC Fund                    284,330     284,330     284,330





NOTE:     REPORTABLE TRANSACTIONS ARE THOSE TRANSACTIONS WHICH EITHER SINGULARLY
OR IN SERIES OF COMBINED PURCHASES AND SALES DURING THE YEAR EXCEEDED 5% OF THE FAIR VALUE OF THE PLAN'S ASSETS AT THE BEGINNING OF THE YEAR.